SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section

12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File

Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-174252

HYGEA HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

8095 NW 12th Street, Suite 105, Doral, Florida  33126, (786) 391-0187

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6 Rule 15d-22(b)	☐ ☐

     Approximate number of holders of record as of the certification or notice date:   292

     Pursuant to the requirements of the Securities Exchange Act of 1934, Hygea Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 22, 2016	By:	/s/ Manuel E. Iglesias
Manuel E. Iglesias Chief Executive Officer